UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q   |_| Form N-SAR

               For the Quarterly Period Ended: September 30, 1996

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: ________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.


                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                Command Security Corporation
Former Name if Applicable:              Not Applicable
Address of Principal Executive Office
(Street and Number):                    Route 55, Lexington Park
City, State and Zip Code:               Lagrangeville, NY 12540


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  |X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X|   (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  |_|   (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The subject Form 10-Q cannot be timely filed without unreasonable effort or expense because the Company's staff has been reduced in order to lower operating costs.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     H. Richard Dickinson, CFO          (212) 689-6565

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                         |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period from the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                         |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant Command Security Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1996                     COMMAND SECURITY CORPORATION

                                            By: /s/ H. Richard Dickinson
                                               ----------------------------
                                               H. Richard Dickinson
                                               Executive Vice President and
                                                 Chief Financial Officer



Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations. (See 18 U.S.C. 1001)